ChatChing, Inc.

February 10, 2014

Jeff Kauten, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed January 31, 2014 File No. 333-176962

Dear Mr. Kauten:

We have filed on EDGAR Post Effective Amendment No. 2 to the Registration Statement.

With respect to your comment letter dated February 4, 2014, please be advised of the following:

Comment 1:  The Company has amended its articles of incorporation to increase the authorized shares to 1,500,000,000.  See Exhibit 3.4

However, based upon conversations with the staff on Friday, February 9, 2004, we are not increasing the number of shares registered.  In that connection, we have added the following new Risk Factor:

If we do not register additional shares of common stock for issuance to Qualified Members under the Plan, and make conforming amendments to the Plan itself, we will not be able to attain our goal of having our company owned 50% by Qualified Members when all 20 allocations under the Plan are completed.

We currently could have up to 474,730,156 shares of our common stock held by persons who are not Qualified Members, assuming exercise of all outstanding warrants as of the date of this Post Effective Amendment.  It is our goal to have our company owned 50% by Qualified Members when all 20 allocations under the Plan are completed.  However, we have only registered 400,000,000 shares under this Post-Effective Amendment and have no other shares registered for issuance to Qualified Members.  Although we have amended our Articles of Incorporation to authorize 1,500,000,000 shares of common stock with the intent of being able to attain this goal, if we do not file another separate registration statement or otherwise register additional shares of common stock for issuance to Qualified Members, we will not be able to meet this goal.  Although it is our current intent to register more shares such that we can meet our stated goal, there is no assurance that we will file such a registration statement or otherwise register such additional shares or that if such registration statement is filed it will ever be declared effective.  As such, there is no assurance that we will be able to attain our goal of having our company owned 50% by Qualified Members when all 20 allocations under the Plan are completed.

We will discuss the best method of registering additional shares with the staff after this filing has been declared effective.  We need not come to a conclusion immediately as it will be a number of years before the Company has to issue more than the currently registered 400,000,000 shares under the Plan.  So we believe that there is adequate time to sort that issue out.

We also note the following changes in the filing.

•
The reference to 325,000,000 shares which you noted appeared in PE #1 has been changed to the current 409,777,775 shares issued and outstanding.  We have also made appropriate changes to percentages that were affected by this as you requested.

•	The subsequent event date on page 26 of PE #1 has been changed to the filing date, February 10, 2014.
•	A revised opinion and consent of counsel has been filed as Exhibit 5.1.

Thank you for your consideration.

Sincerely,

/s/ Steve Pfirman
Steve Pfirman, President